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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                Scan-Optics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    805894102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               c/o Gregory Murphy
                             Patriarch Partners, LLC
                        112 South Tryon Street, Suite 700
                         Charlotte, North Carolina 28284
                                 (704) 227-1204
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 8, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 33 Pages
                         Exhibit Index Found on Page 11

                                       13D
===================
CUSIP No. 805894102
===================
------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ARK CLO 2000-1, Limited
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
                                     -0-
         REPORTING       ------------===========================================
        PERSON WITH                  SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================


                               Page 2 of 33 Pages

                                       13D

===================
CUSIP No. 805894102
===================
------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Patriarch Partners, LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
                                     -0-
         REPORTING       ------------===========================================
        PERSON WITH                  SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================


                               Page 3 of 33 Pages

                                       13D
===================
CUSIP No. 805894102
===================
------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            LD Investments, LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
                                     -0-
         REPORTING       ------------===========================================
        PERSON WITH                  SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================


                               Page 4 of 33 Pages

                                       13D
===================
CUSIP No. 805894102
===================
------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lynn Tilton
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    2                                                         (a) [   ]
                                                              (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    34,425,345
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
                                     -0-
         REPORTING       ------------===========================================
        PERSON WITH                  SHARED DISPOSITIVE POWER
                             10
                                     34,425,345
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            34,425,345
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 5 of 33 Pages

         This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on August 10, 2004 (collectively, with all amendments thereto, the "Schedule 13D").


Item 4.  Purpose Of The Transaction.
------   --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:
         As stated in the Form 8-K filed by the Company with the SEC on June 29, 2005, the Company entered into that certain First Amendment to the Credit Agreement pursuant to which, among other things, an additional $900,000 was made available to the Company through July 1, 2005 as part of the Credit Agreement's revolving credit facility. The Company failed to repay such amounts by July 1, 2005 and is in breach of certain other provisions under the Credit Agreement, as amended. On July 8, 2005, Patriarch Partners Agency Services, LLC, as agent to the Lenders under the Credit Agreement (the "Lenders), as amended, submitted to the Company a draft foreclosure agreement (the "Draft Foreclose Agreement") pursuant to which the Company would assign to the Lenders or their assignee(s) the assets and certain liabilities of the Company in full satisfaction of the outstanding debt owed by the Company to the Lenders under the Credit Agreement (the "Foreclosure Proposal"). The current Lenders under the Credit Agreement are Zohar CDO 2003-1, Limited and Zohar II 2005-1, Limited. Lynn Tilton is an indirect equity owner in, and controls certain companies that are the collateral manager of, the Lenders. The summary of the Draft Foreclosure Agreement and the Foreclosure Proposal are qualified in their entirety by the full terms and conditions of the Draft Foreclosure Agreement. The Draft Foreclosure Agreement (together with the cover letter under which it was delivered to the Company) is filed as Exhibit 3 to the Schedule 13D and is incorporated herein by reference.


                               Page 6 of 33 Pages

          The Reporting Persons do not know if the Company will accept or reject the Foreclosure Proposal or, if the Foreclosure Proposal is accepted, the final terms and conditions of the Foreclosure Agreement.
         In addition, on July 8, 2005, Michael Scinto, a member of the Board of Directors of the Company and an employee of Patriarch, submitted to the Company his letter of resignation from the Board of Directors of the Company and its affiliates and subsidiaries (the "Letter of Resignation"), effective as of July 8, 2005. A copy of Mr. Scinto's letter of resignation can be found as Exhibit 4 to the Schedule 13D and is incorporated herein by reference.
         Consistent with their investment intent, the Reporting Persons have engaged and intend to continue to engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more other persons regarding the Company, including but not limited to its operations, amounts outstanding under the Credit Agreement, the Foreclosure Proposal and the Foreclosure Agreement.
         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


                               Page 7 of 33 Pages

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         (a)      ARK
                  ---
                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for ARK is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 41,451,577 Shares outstanding as of May 12, 2005 as reported by the Company in its Form 10-Q for the quarter ended March 31, 2005 and filed with the SEC on May 16, 2005.

                  (c)      There  have  been  no   purchases  or  sales  of  any
                           securities of the Company in the last 60 days.

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.

         (b)      Patriarch (or the Collateral Manager)
                  -------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Patriarch is incorporated herein by reference.

                  (c)      None.

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.

         (c)      LDI
                  ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LDI is incorporated herein by reference.

                  (c)      None.


                               Page 8 of 33 Pages

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.


         (d)      Tilton
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Tilton is incorporated herein by reference.

                  (c)      None.

                  (d) Patriarch, as sole owner of ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of Patriarch. Tilton is the sole director of ARK and the manager and the sole holder of the voting power in respect of LDI.

                  (e)      Not applicable.


Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         The Draft Foreclosure Agreement (defined in Item 4 above) together with the cover letter under which it was delivered to the Company are filed as
Exhibit 3 to this Schedule 13D and are incorporated herein by reference. Michael Scinto's Letter of Resignation (defined in Item 4 above) is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.








                               Page 9 of 33 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July  11, 2005

                                           ARK CLO 2000-1, LIMITED

                                                 /s/ Lynn Tilton
                                           By: ---------------------
                                               Name: Lynn Tilton
                                               Title: Authorized Signatory

                                           PATRIARCH PARTNERS, LLC

                                                 /s/ Lynn Tilton
                                           By: ---------------------
                                               Name: Lynn Tilton
                                               Title: Authorized Signatory

                                           LD INVESTMENTS, LLC

                                                 /s/ Lynn Tilton
                                           By: ---------------------
                                               Name: Lynn Tilton
                                               Title: Authorized Signatory


                                             /s/ Lynn Tilton
                                           -----------------------
                                           Lynn Tilton





                              Page 10 of 33 Pages

                                  EXHIBIT INDEX


EXHIBIT 3 Draft Foreclosure Agreement submitted to the Company by Patriarch Partners Agency Services, LLC and accompanying cover letter
EXHIBIT 4 Letter of Resignation to Board of Directors of Company from Michael Scinto








                              Page 11 of 33 Pages

                                                                       EXHIBIT 3
                                                                              to
                                                                    SCHEDULE 13D




                                                         July 8, 2005


Scan-Optics, Inc.
169 Progress Drive
Manchester, CT 06040-2294

Attn: Paul M. Yantus
                           Re:      Foreclosure Agreement
                                    ---------------------

Dear Mr. Yantus:

         Attached please find a draft of a Foreclosure Agreement ("Agreement") whereby the lenders (the "Lenders") under that certain Third Amended and Restated Credit Agreement dated as of March 30, 2004 (the "Credit Agreement) are foreclosing on all of the assets of Scan-Optics, Inc. ("Scan-Optics"). Pursuant to the attached Agreement, the Lenders would be willing to accept the assets and certain liabilities of Scan-Optics in full satisfaction of the debt under the Credit Agreement. Please feel free to contact me or Lynn Tilton should you have any questions or comments.

                                                     Sincerely,

                                                     /s/ Michael Scinto

                                                     Michael Scinto






                              Page 12 of 33 Pages

                                                           [RSKO DRAFT - 7/7/05]


                              FORECLOSURE AGREEMENT

         This Foreclosure Agreement, dated as of July [__], 2005 (this "Agreement"), by and among SCAN-OPTICS, INC., a Delaware corporation (the "Borrower"), the lender party to the Credit Agreement (as defined hereinafter) (the "Lender"), and PATRIARCH PARTNERS AGENCY SERVICES, LLC, a Delaware limited liability company, as agent for the Lender (in such capacity, together with any successor agent, the "Agent").

                                    RECITALS

         I. Pursuant to that certain Third Amended and Restated Credit Agreement,dated as of March 30, 2004, by and among the Borrower, the Lender and the Agent, as amended by that certain First Amendment to Third Amended and Restated Credit Agreement dated as of June 27, 2005 (as so amended, and as further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), and certain other documents, instruments and agreements executed pursuant thereto or in connection therewith (collectively, the "Related Agreements" and together with the Credit Agreement, the "Loan Documents"), the Lender has made loans to and other financial accommodations to, or for the benefit of, the Borrower (all such loans and other financial accommodations being herein referred to collectively as the "Loans"). The Loans and all other obligations of the Borrower to the Lender, howsoever created, arising or evidenced (collectively, the "Loan Obligations"), are secured by all of the Borrower's assets (collectively, the "Collateral").

         II. The Borrower acknowledges that, as a result of continuing defaults by the Borrower in the performance of the Loan Obligations, the Lender has the right, with the written consent of the Borrower, under Section 9-620 of the Delaware Commercial Code (the "DUCC") or the equivalent provisions of any relevant state's Uniform Commercial Code (the "UCC") to accept the Collateral in full satisfaction of the Loan Obligations.


         III. The Lender has asked the Borrower and the Borrower has agreed, to surrender possession of the Subject Assets (as hereinafter defined) to the Lender in full satisfaction of the Loan Obligations.


                              Page 13 of 33 Pages

                                    AGREEMENT

         NOW THEREFORE, in consideration of the mutual promises and agreements set forth herein, the Borrower, the Agent and the Lender agree as follows:

                  1. Incorporation of Recitals. The Recitals set forth above are true and correct, and are incorporated into and form an integral part of the agreement among the parties contained in this Agreement.

                  2.       Acceptance.
                           ----------

                           2.1 Subject Assets. Subject to the terms and conditions set forth in this Agreement, in consideration of the Lender releasing at the Closing (as defined hereinafter) the Borrower from the Loan Obligations pursuant to Section 9-620 of the UCC and other applicable law, at the Closing the Borrower shall assign, transfer and deliver to the Lender, and the Lender shall accept, acquire and take assignment and delivery of, all of the Borrower's right, title and interest in and to all of the assets of the Borrower (including, but not limited to, those assets set forth on Schedule 2.1, hereinafter referred to collectively as the "Subject Assets"), free and clear of all of all liens and security interests; provided, however, that the Subject Assets shall not include the Excluded Assets (as defined in Section 2.2). The assets set forth on Schedule 2.1(a) shall be transferred to Lender.

                           2.2 Excluded Assets. Notwithstanding the foregoing, the Borrower is not transferring, and the Lender is not accepting, any of the assets more particularly described on Schedule 2.2 (such assets hereinafter being referred to collectively as the "Excluded Assets").

                           2.3 Assumption of Obligations or Liabilities. The Lender is not assuming any liabilities or obligations of any kind or nature whatsoever of the Borrower except with respect to the Lender as specifically indicated on Schedule 2.3.

                           2.4 Compliance with the UCC. It is the express intent of the parties hereto that the acceptance and transfer of the Subject Assets contemplated hereby be consummated pursuant to Section 9-620 of the DUCC or the equivalent provision of any relevant state's Uniform Commercial Code. The Borrower acknowledges and agrees that this Agreement shall be deemed the Borrower's acceptance and consent pursuant to
                  Section 9-620 of the DUCC or the equivalent provision under any relevant state's Uniform Commercial Code of the Lender's proposal for acceptance of Collateral in full satisfaction of the Loan Obligations and shall discharge, by operation of law, any security interests or liens


                              Page 14 of 33 Pages
                  subordinate to the security interests and liens on the Subject Assets of the Agent and the Lender.

                  3. Liabilities.
                     ----------

                           3.1 No Assumption of Liabilities. The Borrower agrees that the Agent and the Lender have not assumed any liability or obligation with respect to any of the Subject Assets except as set forth on Schedule 2.3.


                           3.2 Directors and Officers Insurance. The Borrower may obtain a D&O "tail" insurance policy covering the Borrower and the Borrower's, directors and officers for liability with respect to events which occurred on or prior to the Closing. The policy shall provide coverage in the amount of $[___________] of loss for any event incurred prior to the Closing but claimed anytime prior to two years after the Closing.

                           3.3 Closing Date. The "Closing Date" shall mean July [__], 2005 or such other date as agreed upon the parties hereunder.

                           3.4 Time and Place. The transfer and delivery of all documents and instruments necessary to consummate the transfer of the Subject Assets and the other transactions contemplated by this Agreement (the "Closing") shall be held at the offices of Richards Spears Kibbe & Orbe LLP, One World Financial Center, New York, New York 10281, at 10:00 a.m. New York City time on the Closing Date.

                           3.5      Transactions at Closing. At the Closing:
                                    -----------------------

                           (a) The Borrower shall execute and deliver a General Assignment and Bill of Sale in substantially the form of Exhibit A hereto to Lender;(1)

                           (b) The Borrower shall deliver to Lender, as applicable, a list of all persons who are signatories to all bank accounts included in the Subject Assets;

                           (c) The Borrower shall deliver to the Lender a copy of the resolution of the full Board of Directors of the Borrower authorizing the Borrower to enter into this Agreement and the transactions contemplated hereby;

                           (d) The Borrower shall deliver the consents of those persons listed on Schedule 4.3.

                  4. Representations, Warranties, and Covenants of the Borrower. The Borrower represents and warrants to the Agent and the Lender as follows:



---------------------------
(1) Is there any Real Estate that must be covered?


                              Page 15 of 33 Pages

                           4.1 Power and Authority. The Borrower has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its obligations under, this Agreement.

                           4.2 No Conflict. The execution and delivery by the Borrower of this Agreement and the performance by the Borrower of this Agreement does not and will not (i) violate any provision of any law or any governmental rule or regulation applicable to the Borrower, or any order, judgment or decree of any court or other agency of government binding on the Borrower, (ii) violate any provision of the articles of organization and bylaws or any other restriction binding on the Borrower, (iii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any contractual obligation of the Borrower, (iv) result in or require the creation or imposition of any lien upon any of the properties or assets of the Borrower, or (v) require any approval of its stockholders or any approval or consent of any person under any contractual obligation of the Borrower.

                           4.3 Consents. Schedule 4.3 sets forth a true and complete list of all material consents, waivers, or appraisals that are required in connection with the execution and delivery by the Borrower of this Agreement and the performance by the Borrower of this Agreement. Other than as set forth on
                  Schedule 4.3 no material registration with, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body or any other person is required.

                           4.4 Binding Obligation. This Agreement has been duly executed and delivered by the Borrower and is the legally valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

                           4.5      Notice of Default;  Other  Liens.  Notice of
                  default has been given to the Borrower by the Agent with respect to the Loan Documents. The Borrower acknowledges that it is in material default under the Loan Documents. To the best of the Borrower's knowledge after due inquiry, the
                  Subject  Assets  are  not  subject  to  liens,   claims,   and
                  encumbrances that are senior to or pari passu with the Lender's liens.

                           4.6 Access. For the period between the date hereof and the Closing, the Borrower shall make available to the Agent and the Lender,



                              Page 16 of 33 Pages
                  and allow the Agent and the Lender access to, the Subject Assets and the books and records of the Borrower.

                  5.       Representations,  Warranties  and  Covenants  of  the
         Lender: The Lender, as to itself, represents and warrants to the Borrower as follows:

                           5.1 Power and Authority. The Lender has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its obligations under, this Agreement.

                           5.2 Governmental Consents. The execution and delivery by the Lender of this Agreement and the performance by the Lender of this Agreement do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body.

                           5.3 Binding Obligation. This Agreement has been duly executed and delivered by the Lender and is the legally valid and binding obligation of the Lender enforceable against the Lender in accordance with its terms, expect as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

                           5.4 Lender. Lender is the sole lender under the Loan Document entitled to all rights and benefits as Lender under the Loan Documents.

                  6. Agreement Concerning Post-Closing Collections. The Borrower agrees that it will promptly turn over to the Agent for the benefit of itself and the Lender, in the form received, all cash, checks and other items of payment which are received by or otherwise come into its possession (other than the Excluded Assets) from and after the Closing Date, which represent payments by account debtors or payments on or proceeds of or otherwise related to the Subject Assets which shall after the Closing be the property of the Agent for the benefit of itself and the Lender. Prior to delivery to the Agent for the benefit of itself and the Lender of amounts which are received by the Borrower, the Borrower, will hold all such cash, checks and other items of payment in trust for the Agent for the benefit of itself and the Lender.

                  7. The Lender's Conditions to Closing; Deliveries to the Lender at Closing. The obligation of the Lender to consummate the Closing shall be subject to the satisfaction, in Lender's sole discretion, at or prior to Closing, of the following conditions: (a) the Lender shall have received all items required by Section 3.5 of this Agreement; (b) no bankruptcy or insolvency petition shall have been filed by the Borrower or filed against the Borrower which has not been dismissed (unless


                              Page 17 of 33 Pages
         waived  in  writing  by  the  Agent  and  the  Lender);   and  (c)  the
         representations, warranties and covenants are true and correct and fully performed as the case may be at or before the Closing.

                  8.       Miscellaneous.
                           -------------

                           8.1 General. All expenses of the preparation, execution and consummation of this Agreement and of the transactions contemplated hereby, including, without limitation, attorneys, accountants and outside advisor's fees and disbursements, shall be borne by the party incurring such fees.

                           8.2 Notice. All notices, demands and other communications hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if delivered personally or by courier, if mailed by certified mail return receipt requested, postage prepaid, or if sent by written telecommunication, confirmation of receipt received, as follows:


                           If to the Agent and the Lender, to:

                           Patriarch Partners Agency Services, LLC
                           112 South Tryon Street, Suite 700
                           Charlotte, North Carolina 28284
                           Attention: Loan Administration/Accesspoint
                           Facsimile No.: (704) 375-0358

                           With a copy sent contemporaneously to:

                           Richards Spears Kibbe & Orbe LLP
                           One World Financial Center
                           New York, New York 10281
                           Attention: Michael Friedman, Esq.
                           Facsimile No.: (917) 344-8846

                           If to the Borrower, to:

                           Scan Optics, Inc.
                           169 Progress Drive
                           Manchester, Connecticut  06040
                           Telephone: (860) 645-7878
                           Facsimile: (860) 645-7995
                           Attention: Chief Financial Officer


                              Page 18 of 33 Pages

                           With a copy sent contemporaneously to:

                           Day, Berry & Howard LLP
                           CityPlace I
                           Harford, Connecticut  06103-3499
                           Telephone: (860) 275-0100
                           Facsimile: (860) 275-0343
                           Attention: Richard D. Harris

                           8.3      Entire  Agreement.  This  Agreement  and the
                  related schedules, exhibits and agreements delivered in connection herewith contain the entire understanding of the parties with respect to the subject matter hereof, supersede all prior agreements and understandings relating to the subject matter hereof, and shall not be amended except by a written instrument hereafter signed by all of the parties hereto.

                           8.4 Governing Law. The validity and construction of this Agreement shall be governed by the internal laws of the State of New York without regard to principles of conflicts of laws.

                           8.5 Sections, Section Headings and Defined Terms. All enumerated subdivisions of this Agreement are herein referred to as "sections" or "subsections." The headings of the sections and subsections are for reference only and shall not limit or control the meaning thereof. Capitalized terms contained in the Exhibits or Schedules to this Agreement, which are not otherwise defined in such Exhibits or Schedules, shall have the meaning ascribed to them in this Agreement.

                           8.6 Successors. This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective heirs, successors and assigns.

                           8.7 Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive the Closing.

                           8.8 Further Assurances. From time to time, at the reasonable request of another party hereto, each party hereto shall execute and deliver such further instruments and take such further actions at the expense of the requesting party, as such requesting party may in good faith deem necessary or desirable in order to assure that the transfers, purposes and objectives of this Agreement are fully accomplished. Without limiting the generality of the foregoing, the Borrower will render every commercially reasonable assistance to the Agent and the Lender with respect to the


                              Page 19 of 33 Pages
                  assignment, transfer, and delivery of the Subject Assets to the Agent and the Lender; and in the event of commencement hereafter of any case by or against the Borrower pursuant to Title 11 of the United States Code, the Borrower shall take all necessary action to move the bankruptcy court and support the effectuation of such assignment, transfer, and delivery of the Subject Assets to the Agent and the Lender pursuant to the terms of this Agreement. The Borrower shall deliver to the Lender all books and records of the Borrower in the possession of the Borrower, including, but not limited to, all corporate minute books, as soon as reasonably practicable after the Closing Date.

                           8.9 No Implied Rights or Remedies. Nothing herein is intended or shall be construed to confer upon or to give any person, firm, or corporation other than the Borrower, the Agent and the Lender (and their successors and permitted assigns) any rights or remedies under or by reason of this Agreement.

                           8.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by facsimile shall be equally as effective as delivery of an original executed counterpart of this Agreement.

                           8.11 Releases. (A) The Borrower, the Lender and the Agent, and, to the full extent applicable, their stockholders, general partners, limited partners, members, creditors, successors, assigns, attorneys, employees, agents, representatives, managers, officers and directors, hereby waives and releases, as applicable, the Borrower, the Lender, and the Agent, including, to the full extent applicable, their respective affiliates, subsidiaries, stockholders, general partners, limited partners, members, successors, assigns, officers, directors, employees, agents, attorneys and representatives, from all claims, rights, demands, debts, liabilities, actions and causes of action of any and every type or nature whatsoever, whether known or unknown, whether arising on or before the Closing Date in law or equity, or by tort or contract, relating directly or indirectly to the Borrower, or the Loan Documents; provided, however, that nothing herein shall be, or shall be construed as, a waiver or release of any claim, right or cause of action under this Agreement or arising, whether directly or indirectly, from any breach hereunder.

                           (B) The Borrower, the Lender and the Agent also waives and releases and promises never to assert any such claims, even if such person does not now know or believe that it has such claims.


                              Page 20 of 33 Pages

                           8.12     Jurisdiction.  That Parties  irrevocably and
                  unconditionally submit to and accept the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the Borough of Manhattan or the courts of the State of New York located in the County of New York for any action, suit or proceeding arising out of or based upon this Agreement or any matter relating to it and waive any objection that they may have to the laying of venue in any such court or that such court is an inconvenient forum or does not have personal jurisdiction over them. The prevailing party of any such action, suit or proceeding shall be entitled to reimbursement of all reasonable legal fees and expenses.

                           8.13 Several Liability. The Borrower acknowledges and agrees that the Agent's and each Lender's obligations hereunder are several and not joint and several.



      [Remainder of page intentionally left blank; signature pages follow]

















                              Page 21 of 33 Pages

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly respective officers as of the date and the year first above written.


                                         BORROWER:
                                         --------

                                         SCAN-OPTICS, INC.



                                         By:------------------------------
                                            Name:
                                            Title:











                              Page 22 of 33 Pages

                                    EXHIBIT A
                                    ---------

                       GENERAL ASSIGNMENT AND BILL OF SALE

         For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, SCAN-OPTICS, INC. (the "Borrower"), hereby sells, assigns, transfers and conveys to [Acquisition LLC], any and all right, by virtue of the provisions of Section 9-620 of the Uniform Commercial Code of the State of Delaware and the equivalent provisions of each other relevant jurisdiction (collectively, the "UCC"), in, to and under all of its assets and properties which constitute "Collateral" under the Loan Documents (as defined in the below-referenced Credit Agreement) [(including, but not limited to those assets listed on Exhibit I annexed hereto, hereinafter referred to collectively as the "Subject Assets"),] [set forth in Exhibit I annexed hereto] free and clear of all liens and security interests including, but not limited to, all parties whose interests are subordinate to the liens and security interests of the Lender; provided, however, that the Subject Assets shall not include the Excluded Assets (as defined on Exhibit II annexed hereto). The Borrower hereby represent and warrant to the Lender good title to the Subject Assets free and clear of all liens and security interests. This General Assignment and Bill of Sale is being delivered pursuant to the Foreclosure Agreement (as defined below).

         This sale is made to (I) the Lender as secured creditor of the Borrower pursuant to its rights under that certain Third Amended and Restated Credit Agreement dated as of March 30, 2004, as amended by that certain First Amendment to Third Amended and Restated Credit Agreement dated as of June 27, 2005 (as so amended, and as further amended, restated, supplemented or otherwise modified from time to time, and certain other documents, instruments and agreements executed pursuant thereto or in connection therewith, the "Credit Agreement")


                              Page 23 of 33 Pages
and (II) the Lender under the terms of that certain Foreclosure Agreement dated as of July [_], 2005 (the "Foreclosure Agreement") among the Agent, the Lender and the Borrower, and applicable law.





















                              Page 24 of 33 Pages

         IN WITNESS WHEREOF, the undersigned have caused this Bill of Sale and General Assignment to be duly executed as of the _____ day of ___________, 2005.


                                     SCAN-OPTICS, INC.



                                     By:----------------------------
                                          Name:
                                          Title:
















                              Page 25 of 33 Pages

                                    EXHIBIT I

                     TO GENERAL ASSIGNMENT AND BILL OF SALE


                                 Subject Assets

















                              Page 26 of 33 Pages

                                   EXHIBIT II

                     TO GENERAL ASSIGNMENT AND BILL OF SALE


Excluded Assets shall include the following:















                              Page 27 of 33 Pages

                                    EXHIBIT B
                                    ---------

                     FORM OF DEED OF IN LIEU OF FORECLOSURE














                              Page 28 of 33 Pages

                                  SCHEDULE 2.1

                                 Subject Assets















                              Page 29 of 33 Pages

                                  SCHEDULE 2.2

                                 Excluded Assets




















                              Page 30 of 33 Pages

                                  SCHEDULE 2.3

                       Assumed Obligations or Liabilities










                              Page 31 of 33 Pages

                                  SCHEDULE 4.3

                                    Consents













                              Page 32 of 33 Pages

                                                                       EXHIBIT 4
                                                                              to
                                                                    SCHEDULE 13D








                                 MICHAEL SCINTO
                                 --------------


                                                    July 8, 2005


VIA MAIL/FASCMILE
-----------------

Scan-Optics, Inc.
169 Progress Drive
Manchester, CT 06040-2294

Attn: Paul M. Yantus
                           Re:      Resignation from Board of Directors
                                    -----------------------------------
Dear Mr. Yantus:

         This letter is to advise you that effective as of today, July 8, 2005, I resign as director of Scan-Optics, Inc. and any and all of its subsidiaries and affiliates.

                                                         Sincerely,

                                                         /s/ Michael Scinto

                                                         Michael Scinto


                               Page 33 of 33 Pages